                                                                    EXHIBIT 20.1


EndoSonics to Acquire Navius Corporation; Enters Into Strategic Development and
                  Distribution Agreement With Fukuda of Japan


RANCHO CORDOVA, Calif.--(BW HealthWire)--July 23, 1998--

 Navius Balloon and Radiation Catheters Will Become Part of Future IVUS-Guided
                              Therapeutic Devices


EndoSonics Corporation (NASDAQ:ESON), a leading developer and marketer of intravascular ultrasound and coronary functional assessment products, today announced that it has signed a definitive agreement to acquire Navius Corporation, a San Diego based, privately-held developer of angioplasty balloons, stents, intravascular radiation devices and other medical products. The transaction, which is valued at approximately $15.5 million in cash and EndoSonics common stock, plus royalties on future product sales, is expected to close on July 31, 1998. In addition, the Company announced that it has agreed in principal to enter into a strategic relationship with Fukuda Denshi Co., Ltd., a Japanese medical products company, which includes an equity investment and research and development funding totaling $13 million in EndoSonics by Fukuda. As a result of both transactions, EndoSonics expects to issue approximately 2.1 million additional shares of common stock, the effect of which is expected to be non-dilutive to the Company's earnings in 1999.

"After successfully replacing Cordis/Johnson & Johnson as our distributor in certain territories with our direct sales and marketing organization, we are replacing Cordis/J&J as our therapeutic product partner," said Reinhard J. Warnking, president and CEO of EndoSonics. "This acquisition will allow us to enter the IVUS-guided stenting market. The benefit of IVUS guidance for stenting has been demonstrated in numerous trials (MUSIC, SIPS, CRUISE). However, IVUS adoption was limited due to cost and time concerns. By combining IVUS with the stent delivery balloon, we believe we will be making this concept more user friendly and affordable. We are working with numerous stent manufacturers as well as with the Navius stent. Given that EndoSonics has FDA PMA approval for IVUS/balloon combination devices, our objective is to make IVUS-guided stent delivery available to customers by year-end.

"Equally as exciting, through this acquisition we have the opportunity to apply our all-digital IVUS technology in the emerging field of coronary radiation therapy. We already have teamed with Navius to develop a "steerable" image-guided radiotherapy catheter, which is currently in pre-clinical trials at the Cleveland Clinic. Because most atherosclerotic plaque forms eccentrically in the coronary artery, we believe that the ability to clearly visualize the lesion in three dimensions and then to steer the radiation in the direction of the most buildup both enhances outcome and reduces collateral damage to surrounding tissue. With this acquisition, we believe that EndoSonics is positioned to become a leader in the delivery of image-guided radiation, in addition to IVUS-guided stent deployment."

Under the Company's agreement with Fukuda, the Japanese company will invest $13 million. Approximately 65% will be allocated to purchase newly issued EndoSonics common stock. The balance of the investment will fund certain research and development/technical assistance programs for products intended for the Japanese market which will be distributed by Fukuda. The funding will occur over a two-year period commencing with the conclusion of the definitive agreement.

EndoSonics develops, manufactures and markets intravascular ultrasound (IVUS) imaging products and functional assessment products to assist in the diagnosis and treatment of cardiovascular and peripheral vascular disease.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Actual results may differ significantly from the discussion of such matters in the forward-looking statements. Factors that may cause such difference include, but are not limited to, delays by regulatory authorities, scientific advances by the Company or third parties, the timely availability and acceptance of the Company's new products, the impact of competitive products and pricing, dependence on key personnel, as well as those factors set forth in the company's quarterly report on Form 10-Q for the quarter ended March 31, 1998, its Annual Report on Form 10-K for the year ended December 31, 1997 and other filings with the Securities and Exchange Commission.